Exhibit 3

Rio de Janeiro, June 15, 2016.

BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (BM&FBOVESPA S.A.- Bolsa de Valores, Mercadorias e Futuros)

Superintendence of Corporate Monitoring 2

c.c.: Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários)

Mr. Fernando Soares Vieira – Superintendence of Corporate Relations

Mr. Francisco José Bastos Santos – Superintendence of Market and Intermediary Relations

Re.: Official Letter 2497/2016-SAE/GAE 2

Dear Sirs,

Oi S.A. (“Company” or “Oi”), in response to Official Letter 2497/2016-SAE/GAE 2 of BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“BM&FBovespa”), transcribed below (the “Official Letter”), offers the following requested clarifications.

“The news published in the newspaper Valor Econômico on June 14, 2016 states, among other information, that:

1.	At least 5 members of the Board of Directors of Oi, out of a total of 11, would be open to a judicially supervised reorganization (recuperação judicial);

2.	the exit of Bayard Gontijo as CEO permits this debate to gain momentum within the company;

3.	Gontijo had been working on a restructuring with a focus on international market creditors that account for R$34 billion of the company’s earnings-70% of the total earnings;

4.	in the model under discussion, R$20 billion to R$25 billion of the foreign market debt would be converted into shares, giving creditors 85%-90% of the company. The remaining debt, approximately R$10 billion, would be extended;

5.	the outstanding obligations with the commercial banks and with BNDES would be extended and the company would seek a grace period of 4 years for interest and amortization. The goal was to allow the company’s spending on debt interest to be restricted to R$600 million per year during this period.

We did not identify this information in the documents sent by the company through SistemaEmpresas.NET. If this is not the case, please provide the document and the pages containing the information and the date and time in which they were sent.

We note that the company should disclose periodic and ongoing information, as well as other information that would be of interest to the market, through SistemaEmpresas.NET, ensuring full and immediate disclosure and fair treatment to investors and other market participants.

That said, we request clarification on the item discussed above by June 15, 2016, subject to the provisions of the sole paragraph of Art. 6 of CVM Instruction No. 358/02, with or without confirmation, as well as other information deemed important.

We emphasize the obligation under the sole paragraph of Art. 4 of CVM Instruction No. 358/02 to request information from the directors and controlling shareholders of the company, to determine whether they have knowledge of information that should be disclosed to the market.”

As already disclosed through the Material Facts dated March 9 and April 25, 2016 and the Notices to the Market dated March 16 and 24 and May 25, 2016, Oi’s management has been discussing with a group of creditors with the objective of agreeing upon a renegotiation of Oi and its subsidiaries’ financial debts. During these talks, the parties have discussed and exchanged proposals on possible terms of a debt restructuring in which certain of the conditions mentioned in the news may have been discussed. However, Oi clarifies that at the moment there is no formalization or definition by either party of an accord related to the terms of an eventual restructuring of the debt, which, moreover, would be subject to the agreement of other creditors with whom Oi has also been talking. In this sense, until such negotiations of Oi with the various groups of creditors come to fruition, any disclosure of the content or the alleged content of these conversations is speculation. As such, Oi reiterates that investors and the market in general should be guided solely by the official disclosures made by the Company.

Oi reiterates its commitment to keeping its shareholders and the market informed with respect to the matters discussed herein and is at the disposal of the CVM and of BM&FBovespa for further clarifications.

Sincerely,

Oi S.A.

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

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